Exhibit 99.3

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	March 31, 2014	December 31, 2013

ASSETS
Cash and cash equivalents (Notes 4 & 6)	$669.9	$770.0
Short-term investments (Notes 5 & 6)	10.3	18.0
Receivables (Note 6)	72.6	78.0
Prepaid expenses and other	38.8	46.3
Current assets	791.6	912.3

Royalty, stream and working interests, net	2,121.1	2,050.2
Investments (Notes 5 & 6)	45.9	38.2
Deferred income tax assets	13.6	15.8
Other	55.0	28.4

Total assets	$3,027.2	$3,044.9

LIABILITIES
Accounts payable and accrued liabilities (Note 11(b))	$17.6	$46.1
Current income tax liabilities	3.6	5.0
Current liabilities	21.2	51.1

Deferred income tax liabilities	33.4	30.0
Total liabilities	54.6	81.1

SHAREHOLDERS’ EQUITY (Note 11)
Common shares	3,137.8	3,133.0
Contributed surplus	45.9	45.8
Deficit	(176.4)	(212.5)
Accumulated other comprehensive loss	(34.7)	(2.5)
Total shareholders’ equity	2,972.6	2,963.8

Total liabilities and shareholders’ equity	$3,027.2	$3,044.9

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended March 31,
	2014	2013

Revenue (Note 7)	$104.1	$108.8

Costs and expenses
Costs of sales (Note 8)	14.6	15.1
Depletion and depreciation	36.1	34.4
Corporate administration (Notes 9 & 11(c))	4.2	3.7
Business development	0.5	0.9
Impairment of investments	—	1.4
	55.4	55.5

Operating income	48.7	53.3

Foreign exchange gain (loss) and other income (expenses)	0.8	(4.7)
Income before finance items and income taxes	49.5	48.6

Finance items
Finance income	0.7	0.9
Finance expenses	(0.4)	(0.7)
Net income before income taxes	49.8	48.8

Income tax expense (Note 10)	14.4	13.4

Net income	$35.4	$35.4

Other comprehensive loss:
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in market value of available-for-sale investments, net of income tax of $0.9 (Note 5)	5.9	(5.5)
Currency translation adjustment	(38.1)	(24.2)
Other comprehensive loss	(32.2)	(29.7)

Total comprehensive income	$3.2	$5.7

Basic earnings per share (Note 12)	$0.24	$0.24
Diluted earnings per share (Note 12)	$0.24	$0.24

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the three months ended March 31,
	2014	2013
Cash flows from operating activities
Net income	$35.4	$35.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	36.1	34.4
Impairment of investments (Note 5)	—	1.4
Other non-cash items	0.1	0.4
Deferred income tax expense (Note 10)	5.6	0.2
Share-based payments (Note 11(c))	1.2	1.2
Unrealized foreign exchange loss	0.8	0.3
Mark-to-market on warrants (Note 5)	(2.0)	4.0

Changes in non-cash assets and liabilities:
Decrease in receivables	5.4	7.4
Decrease (increase) in prepaid expenses and other	(15.2)	(1.0)
Decrease in accounts payable and accrued liabilities	(3.8)	(7.2)
Net cash provided by operating activities	63.6	76.5

Cash flows from investing activities
Proceeds on sale of investments	17.6	55.2
Purchase of investments	(10.0)	(14.6)
Proceeds from the sale of gold bullion	30.0	—
Acquisition of working interest in oil & gas properties	—	(0.7)
Acquisition of interests in mineral properties	(137.0)	(0.1)
Acquisition of other assets	(33.8)	—
Return of capital on investments	—	1.8
Purchase of property and equipment	(0.1)	(0.2)
Purchase of oil & gas well equipment	(1.3)	(2.2)
Net cash provided by (used in) investing activities	(134.6)	39.2

Cash flows from financing activities
Credit facility amendment costs	(0.7)	—
Payment of dividends (Note 11(b))	(22.5)	(26.1)
Proceeds from exercise of warrants (Note 11(a))	0.2	—
Proceeds from exercise of stock options (Note 11(a))	0.7	0.3
Net cash used in financing activities	(22.3)	(25.8)
Effect of exchange rate changes on cash and cash equivalents	(6.8)	(3.1)
Net change in cash and cash equivalents	(100.1)	86.8
Cash and cash equivalents at beginning of period	770.0	631.7
Cash and cash equivalents at end of period	$669.9	$718.5

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$0.3	$0.3
Income taxes paid during the period	$5.9	$17.5

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of U.S. dollars)

	Share capital	Contributed	Accumulated other comprehensive
	(Note 11)	Surplus	income (loss)	Deficit	Total Equity
Balance at January 1, 2014	$3,133.0	$45.8	$(2.5)	$(212.5)	$2,963.8
Net income	—	—	—	35.4	35.4
Other comprehensive loss	—	—	(32.2)	—	(32.2)
Total comprehensive income	—	—	—	—	3.2
Exercise of stock options	1.5	(0.9)	—	—	0.6
Exercise of warrants	0.3	(0.1)	—	—	0.2
Share-based payments	—	1.2	—	—	1.2
Vesting of restricted share units	0.1	(0.1)	—	—	—
Dividend reinvestment plan	2.9		—	—	2.9
Dividends declared	—	—	—	0.7	0.7
Balance at March 31, 2014	$3,137.8	$45.9	$(34.7)	$(176.4)	$2,972.6

Balance at January 1, 2013	$3,116.7	$47.2	$105.8	$(120.6)	$3,149.1
Net income	—	—	—	35.4	35.4
Other comprehensive loss	—	—	(29.7)	—	(29.7)
Total comprehensive income	—	—	—	—	5.7
Exercise of stock options	0.4	(0.3)	—	—	0.1
Share-based payments	—	1.2	—	—	1.2
Adjustment to finance costs	—	(0.1)	—	—	(0.1)
Dividends declared	—	—	—	(25.2)	(25.2)
Balance at March 31, 2013	$3,117.1	$48.0	$76.1	$(110.4)	$3,130.8

The accompanying notes are an integral part of these interim consolidated financial statements.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 1 — Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other resource assets. The majority of revenues are generated from a diversified portfolio of properties in the United States, Canada, Mexico and Africa. The portfolio includes over 370 assets covering properties at various stages from production to early stage exploration.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 — Significant accounting policies

a)                 Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”.  These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2013 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual financial statements for the year ended December 31, 2013, except for the adoption of new accounting standards as described in Note 2(b).  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 7, 2014.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the quarter ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed interim consolidated financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

b)                         Changes in accounting policies

The Company adopted the following new standard, along with any consequential amendments effective January 1, 2014. Any changes were made in accordance with the applicable transitional provisions.

IFRC 21 Levies

In May 2013, the IASB issued IFRC 21 Levies which provides guidance on the recognition of levies imposed by governments. We adopted IFRC 21 effective January 1, 2014 which did not result in any change in the accounting treatment of levies.

Note 3 — Acquisitions

(a)         Fire Creek/Midas

On February 11, 2014, the Company signed a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% net smelter return royalty (“NSR”) on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for a total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver 38,250 ounces of gold, payable monthly, starting June 2014 and ending December 2018, to the Company following which the NSR will become payable on gold produced from the Fire Creek and Midas properties.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

(b)         Sabodala Gold Stream

On January 15, 2014, the Company acquired a 6.0% gold stream on Teranga Gold Corporation’s Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, the Company funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6.0% of the gold produced from Sabodala. The Company will pay 20% of the market price of gold for each ounce delivered under the agreement.

Both of the above transactions were accounted for as asset acquisitions, with Fire Creek/Midas being split between other asset ($33.8 million) and royalty interest ($1.2 million) and Sabodala being classified as a stream asset on the statement of financial position.

Note 4 - Cash and Cash Equivalents

As at March 31, 2014, cash and cash equivalents were primarily held in interest-bearing deposits, Canadian and U.S. denominated treasury bills and highly-liquid government and corporate bonds.

	At March 31, 2014	At December 31, 2013
Cash deposits	$500.7	$603.2
Term deposits	7.3	7.0
Treasury bills	23.8	42.7
Canadian federal and provincial government bonds	33.9	25.8
Corporate bonds	104.2	91.3
	$669.9	$770.0

Note 5 — Investments

	At March 31, 2014	At December 31, 2013
Short-term investments:
Term deposits	$8.0	$7.7
Treasury bills	0.5	—
Government bonds	1.8	10.3
Total short-term investments	$10.3	$18.0
Non-current investments:
Equity investments	$38.5	$32.7
Convertible debentures	3.1	3.2
Warrants	4.3	2.3
Total investments	$45.9	$38.2

Short-term investments

These investments have been designated as available-for-sale and, as a result, have been recorded at fair value.

Non-current investments

These investments comprise: (i) equity interests in various public and non-public entities which the Company acquired through the open market, as part of its initial public offering or through transactions; (ii) warrants in various publicly-listed companies; and (iii) convertible debentures. Equity investments have been designated as available-for-sale and, as a result, have been recorded at fair value. One equity investment of a non-public entity, having a carrying value of $4.7 million, has been designated as an equity investment held at cost as no reliable estimate of fair value can be determined as there is no publicly available information in which to estimate future cash flows, associated operating costs or capital expenditures and no alternative active market. Management does not intend to dispose of the investment and expects to recover the carrying value through the payment of dividends.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

As at March 31, 2014, the market value of certain of these investments increased compared to their values at December 31, 2013 and the Company recorded an unrealized gain of $5.9 million (2013 — loss of $5.5 million), net of an income tax expense of $0.9 million, (2013 — income tax recovery of $0.8 million) in other comprehensive loss. As at March 31, 2014, the market value of the publicly-traded warrants increased compared to their value at December 31, 2013 and the Company recorded a mark-to-market gain of $2.0 million (2013 — loss of $4.0 million) in the consolidated statement of income.

Note 6 - Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (ie an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at March 31, 2014	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$531.9	$138.0	$—	$669.9
Short-term investments	8.5	1.8	—	10.3
Receivables from provisional gold equivalent sales	—	14.1	—	14.1
Available-for-sale equity investments	33.8	—	—	33.8
Warrants	3.9	—	—	3.9
	$578.1	$153.9	$—	$732.0

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate
As at December 31, 2013	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$652.9	$117.1	$—	$770.0
Short-term investments	7.7	10.3	—	18.0
Receivables from provisional gold equivalent sales	—	16.3	—	16.3
Available-for-sale securities	27.9	—	—	27.9
Warrants	2.0	—	—	2.0
	$690.5	$143.7	$—	$834.2

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Fair Values of Financial Assets and Liabilities

The fair values of the Company’s remaining financial assets and liabilities which include receivables, accounts payable, convertible debentures and accrued liabilities approximate their carrying values due to their short-term nature and historically negligible credit losses. The fair values of these financial assets and liabilities would be classified as Level 2 within the fair value hierarchy.

We have not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

As at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Royalty, stream and working interests, net(1)	$—	$—	$19.7	$19.7

(1)       Certain royalties, stream and working interests were written down by $112.9 million, which was included in earnings for the year ended December 31, 2013, to their fair value of $19.7 million.

The valuation techniques that are used to measure fair value are as follows:

a)             Cash and cash equivalents

The fair values of cash and cash equivalents, including Canadian and U.S. denominated treasury bills and interest bearing cash deposits, are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents also include highly-liquid government and corporate bonds which are classified within Level 2 of the fair value hierarchy.

b)                 Short-term investments

The fair values of treasury bills are classified within Level 1 of the fair value hierarchy. The fair values of government and corporate bonds are classified within Level 2 of the fair value hierarchy.

c)              Receivables

The fair values of receivables arising from gold and platinum group metal sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

d)             Investments

The fair values of publicly-traded investments, including available-for-sale equity investments and warrants, are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

e)              Royalty, stream and working interests

The fair values of royalty, stream and working interests are determined primarily using a market approach using unobservable cash-flows and dollar value per ounce for comparable entities, where applicable. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

Note 7 — Revenue

Revenue is comprised of the following:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Royalties	$42.8	$49.5
Streams	42.6	45.4
Oil & gas interests	18.7	13.9
Total	$104.1	$108.8

Note 8 — Costs of sales

Costs of sales comprise:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Cost of stream sales	$12.3	$11.5
Production taxes	0.8	1.3
Oil & gas operating costs	1.5	2.3
Total	$14.6	$15.1

Note 9 — Related party disclosures

Key management personnel include the Board of Directors and executive management team. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2014	Three months ended March 31, 2013
Salaries and short-term benefits (1)	$0.8	$0.8
Share-based payments (2)	1.1	0.5
Total	$1.9	$1.3

(1)       Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.

(2)       Represents the expense of stock options and RSUs earned during the period.

Note 10 - Income taxes

	Three months ended March 31, 2014	Three months ended March 31, 2013
Current income tax expense	$8.8	$13.2
Deferred income tax expense	5.6	0.2
Income tax expense	$14.4	$13.4

Note 11 - Shareholders’ equity

a)             Common shares

The Company’s authorized capital stock includes an unlimited number of common shares (issued 147,281,999 common shares) having no par value and preferred shares issuable in series (issued nil).

During the three months ended March 31, 2014, the Company issued 55,416 common shares (2013 — 20,000 common shares) upon the exercise of warrants and stock options and the vesting of restricted share units for proceeds of $0.9 million (2013 - $0.3 million). In addition, 62,115 common shares were issued in aggregate pursuant to the terms of the Company’s Dividend Reinvestment Plan (2013 — nil).

FRANCO-NEVADA CORPORATION

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 and 2013

(Unaudited, expressed in millions of U.S. dollars, except share amounts)

b)             Dividends

The Company paid dividends in the amount of $25.4 million, or $0.18 per share, and $26.1 million, or $0.18 per share, in the three months ended March 31, 2014 and 2013, respectively.  At March 31, 2014, included in accounts payable is an amount of $Nil related to declared dividends (December 31, 2013 - $26.1 million).

c)              Stock-based payments

During the three months ended March 31, 2014, an expense of $0.7 million (2013 - $0.8 million) related to stock options has been included in the consolidated statement of income.  In addition, included in corporate administration is an amount of $0.5 million (2013 - $0.4 million) related to restricted share units.

Note 12 — Earnings per Share (“EPS”)

	For the three months ended March 31, 2014
	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$35.4	147.2	$0.24
Effect of dilutive securities	—	1.1	—
Diluted EPS	$35.4	148.3	$0.24

	For the three months ended March 31, 2013
	Earnings (Numerator)	Shares (Denominator) (in millions)	Per Share Amount
Basic EPS	$35.4	146.7	$0.24
Effect of dilutive securities	—	1.2	—
Diluted EPS	$35.4	147.9	$0.24

As at March 31, 2014, 273,396 stock options (2013 — nil), warrants to purchase 6,510,769 common shares (2013 — 10,556,369) and 76,407 restricted share units (2013 — 65,351) were excluded from the computation of diluted EPS due to the exercise prices of the stock options and warrants being greater than the weighted average price of the common shares for the quarter ended March 31, 2014 and due to the performance criteria for the vesting of the RSUs having not been measurable prior to March 31, 2014.

Note 13 — Subsequent event

Cerro Moro

On April 23, 2014, Franco-Nevada acquired an existing 2.0% NSR on Yamana Gold Inc.’s Cerro Moro project located in Argentina for $19.6 million.